================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             _______________________

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 2)
                             _______________________

                                IXOS SOFTWARE AG
                                (Name of Issuer)

                             BEARER ORDINARY SHARES
                         (Title of Class of Securities)


                                    46600V108
                                 (CUSIP Number)

                                THOMAS J. MURPHY
                    C/O GENERAL ATLANTIC SERVICE CORPORATION
                                3 PICKWICK PLAZA
                          GREENWICH, CONNECTICUT 06830
                            TEL. NO.: (203) 629-8600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)
                             _______________________

                                OCTOBER 20, 2003
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================

-----------------------------                      -----------------------------
101388106                                                          Page  2 of 15
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,737,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,737,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,737,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  3 of 15
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  General Atlantic Partners (Bermuda), L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,737,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,737,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,737,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  4 of 15
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP (Bermuda) Limited
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Bermuda
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,737,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,737,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,737,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  5 of 15
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GapStar, LLC
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,737,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,737,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,737,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  OO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  6 of 15
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAP Coinvestment Partners II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,737,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,737,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,737,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  7 of 15
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO GmbH & Co. KG
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,737,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,737,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,737,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  8 of 15
-----------------------------                      -----------------------------


--------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
1        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  GAPCO Management GmbH
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)     [X]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                  OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

                                                                        [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  Germany
--------------------------------------------------------------------------------
                                7       SOLE VOTING POWER
       NUMBER OF
        SHARES                          -0-
 BENEFICIALLY OWNED BY          ------------------------------------------------
    EACH REPORTING              8       SHARED VOTING POWER
        PERSON
         WITH                           5,737,000
                                ------------------------------------------------
                                9       SOLE DISPOSITIVE POWER

                                        -0-
                                ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,737,000
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  5,737,000
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                        [_]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  26.7%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  CO
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
101388106                                                          Page  9 of 15
-----------------------------                      -----------------------------


ITEM 1.  SECURITY AND ISSUER.

                  This Amendment No. 2 to Schedule 13D is filed by the undersigned to amend and supplement the Schedule 13D, dated September 17, 2002, as amended by Amendment No. 1 to Schedule 13D, dated May 21, 2003, relating to the bearer ordinary shares, no par value (the "Bearer Ordinary Shares"), of IXOS Software AG, a German stock corporation (the "Company"). The address of the principal executive office of the Company is Bretonischer Ring 12, D-85630 Grasbrunn/Munich, Germany.


ITEM 2.  IDENTITY AND BACKGROUND.

                  Unchanged.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Unchanged.


ITEM 4.  PURPOSE OF TRANSACTION.

                  Item 4 is hereby amended and supplemented by the addition of the following:

                  "Pursuant to a Business Combination Agreement, dated October 20, 2003, entered into between the Company and Open Text Corporation, an Ontario company ("Open Text"), Open Text agreed to launch a tender offer in accordance with the German Takeover Act, to purchase at least 67% of the Bearer Ordinary Shares of the Company outstanding at the end of the day on which the tender offer period expires. Open Text agreed to offer a tender offer consideration in cash, or, alternatively, at the option of the tendering shareholder, common shares of Open Text and warrants to purchase common shares of Open Text (the "Share and Warrant Consideration")."

-----------------------------                      -----------------------------
101388106                                                         Page  10 of 15
-----------------------------                      -----------------------------


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  Item 5 is hereby amended and restated in its entirety as follows:

                  (a) As of the date hereof, GAP, GAP LP, GapStar, GAPCO II, KG and GmbH Management each own of record no Bearer Ordinary Shares, 4,982,138 Bearer Ordinary Shares, 372,456 Bearer Ordinary Shares, 374,387 Bearer Ordinary Shares, 8,019 Bearer Ordinary Shares and no Bearer Ordinary Shares, respectively, 0.0%, 23.2%, 1.7%, 1.7%, 0.04% and 0.0%, respectively, of the
Company's issued and outstanding Bearer Ordinary Shares (based an aggregate number of Bearer Ordinary Shares outstanding equal to 21,524,659 as of December 16, 2002, as disclosed in the Company's Amendment No.1 to its Annual Report on Form 20-F, for the fiscal year ended June 30, 2002, filed on June 30, 2003).

                  By virtue of the fact that (i) the GAP Managing Members (other than Mr. Robbins) are the directors of GAP Bermuda GenPar and the senior executive officers (President, in the case of Mr. Denning, and Vice President, in the case of each of the other GAP Managing Members), (ii) GAP Bermuda GenPar is the general partner of GAP LP, (iii) the GAP Managing Members (other than Mr. Esser) are also the general partners authorized and empowered to vote and dispose of the securities held by GAPCO II, (iv) GAP is the managing member of GapStar and (v) the GAP Managing Members are authorized and empowered to vote and dispose of the securities held by KG, the Reporting Persons may be deemed to share voting power and the power to direct the disposition of the Bearer Ordinary Shares, which each owns of record. As of the date hereof, each of the Reporting Persons may be deemed to own beneficially an aggregate of 5,737,000 Bearer Ordinary Shares, or 26.7% of the issued and outstanding Bearer Ordinary Shares.

                  (b) Each of the Reporting Persons has the shared power to direct the vote and the shared power to direct the disposition of the 5,737,000 Bearer Ordinary Shares that may be deemed to be owned beneficially by each of them.

                  (c)      Not Applicable.

-----------------------------                      -----------------------------
101388106                                                         Page  11 of 15
-----------------------------                      -----------------------------


                  (d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

                  (e)      Not Applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE ISSUER.

                  Item 6 is hereby amended and supplemented by the addition of the following:

                  "GAP LP, GAPCO II, KG and GapStar executed a support letter, dated October 20, 2003, addressed to Open Text's board of directors, pursuant to which, each of GAP LP, GAPCO II, KG and GapStar agreed to (i) tender their Bearer Ordinary Shares into the tender offer and not to withdraw such before the expiration of the tender offer period; (ii) avoid taking any action that would reduce the likelihood of success of Open Text's tender offer; and (iii) avoid encouraging or soliciting, in their capacity as shareholders of the Company, offers competing with Open Text's tender offer; and (iv) pay an aggregate amount of (euro)600,000 if (A) a competing offer is launched prior to or on March 1, 2004, (B) is consummated resulting in a majority of the Company's share capital being acquired by a person other than Open Text, and (C) the price per Bearer Ordinary Share paid by such competing bidder exceeds by 20% the value of the Share and Warrant Consideration offered for each Bearer Ordinary Share. In addition, each of

-----------------------------                      -----------------------------
101388106                                                         Page  12 of 15
-----------------------------                      -----------------------------


GAP LP, GAPCO II, KG and GapStar agreed in their support letter (i) not to sell, assign, transfer or pledge (subject to certain exceptions) any of the shares or warrants of Open Text they may receive in Open Text's tender offer, and (ii) (A) to release the Company, affiliates, successors and assigns of claims they may have under the participation agreement, dated August 12, 2002, entered into GAP LP, GAPCO II, KG, GapStar and the Company, and the registration right agreement dated August 12, 2002, entered into GAP LP, GAPCO II, KG, GapStar and the Company, and (B) to represent that they had not initiated any claims under these agreements and that, to the best of their actual knowledge, without investigation, there was no factual basis or circumstances that would support such claims. The support letter executed by GAP LP, GAPCO II, KG and GapStar was also signed by the Company.

                  The foregoing summary of the support letter executed by each of GAP LP, GAPCO II, KG and GapStar and the Company is qualified in its entirety by reference to Exhibit 2 which is incorporated herein by reference."

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

                      Exhibit 1: Agreement relating to the filing of joint acquisition statements as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

                      Exhibit 2: Support Letter, dated October 20, 2003, by GAP LP, GAPCO II, KG and GapStar to Open Text.

                      Exhibit 3: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy, Attorney-in-Fact for GAP (filed as
                                        Exhibit 1 to the Amendment No. 2 to the
                                        Schedule 13D filed by GAP regarding
                                        Predictive Systems, Inc. (File No.
                                        005-57275)) is hereby incorporated by
                                        reference.

                      Exhibit 4: Power of Attorney dated December 20, 2002 appointing Thomas J. Murphy, Attorney-in-

-----------------------------                      -----------------------------
101388106                                                         Page  13 of 15
-----------------------------                      -----------------------------


                                        Fact for GAPCO II (filed as Exhibit 2 to the Amendment No. 2 to the Schedule 13D filed by GAP regarding Predictive Systems, Inc. (File No. 005-57275)) is hereby incorporated by reference.

-----------------------------                      -----------------------------
101388106                                                         Page  14 of 15
-----------------------------                      -----------------------------


                                   SIGNATURES

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated October 22, 2003.


                                   GENERAL ATLANTIC PARTNERS, LLC

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GENERAL ATLANTIC PARTNERS (BERMUDA), L.P.

                                   By:  GAP (Bermuda) Limited,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Vice President


                                   GAP (BERMUDA) LIMITED

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Vice President


                                   GAPSTAR, LLC

                                   By:  General Atlantic Partners, LLC,
                                        Its sole member

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact


                                   GAP COINVESTMENT PARTNERS II, L.P.

                                   By:  /s/ Thomas J. Murphy
                                        ---------------------------------------
                                        Name:   Thomas J. Murphy
                                        Title:  Attorney-in-Fact

-----------------------------                      -----------------------------
101388106                                                          Page 15 of 15
-----------------------------                      -----------------------------


                                   GAPCO GMBH & CO. KG

                                   By:  GAPCO Management GmBH,
                                        Its general partner

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Managing Director


                                   GAPCO MANAGEMENT GMBH

                                   By:  /s/ Matthew Nimetz
                                        ---------------------------------------
                                        Name:   Matthew Nimetz
                                        Title:  Managing Director